FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Zircon Global Technologies

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Nevada

 Date of Organization:

 August 16, 2022

Physical Address of Issuer:

150 Country Estates Circle, Suite 110, Reno, NV, 89511, USA

Website of Issuer:

https://www.ethos.io

Is there a co-issuer? ___ yes X no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of four percent (4%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

$50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

March 7, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)
Total Assets	$1,055,912	N/A
Cash & Cash Equivalents	$695,648	N/A
Accounts Receivable	$612	N/A
Short-term Debt	$567,855	N/A
Long-term Debt	$458,211**	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold*	$350,166	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	($355,456)	N/A

*The Issuer was formed on August 16, 2022.
**Long-term debt reflects outstanding principal and accrued interest under convertible notes as of 31 December 2022.
***Financial statements reflect "Total Operating Expenses".

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Zircon Global Technologies



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

---

[1] Zircon Global Technologies is the Issuer and the parent company of the wholly-owned subsidiary Ethos Corporation.

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $300,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 7, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/ethos (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $25,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $25,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and

Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee Designee will vote consistently with at the direction of a Co-Chief Executive Officer of the Issuer.

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of four percent (4%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. For example, a former vendor threatened a lawsuit against us seeking payment of approximately $196,000 and otherwise asserting a copyright infringement claim with respect of certain intellectual property. Any such lawsuit or any other legal proceeding could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may be joined as a party in legal proceedings, which are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.

We may be joined as a party in a legal proceeding, which may claim statutory damages and/or seek significant changes to our business operations. Specifically, a former vendor threatened a lawsuit against us seeking payment of

approximately $196,000 and otherwise asserting a copyright infringement claim with respect of certain intellectual property. The results of any such lawsuits and claims cannot be predicted with certainty, and any negative outcome from any such lawsuits could result in payments of substantial monetary damages or fines, or undesirable changes to our products or business practices and harm our reputation, and accordingly our business, financial condition, or results of operations could be materially and adversely affected. There can be no assurances that a favorable final outcome will be obtained in any legal proceeding, and defending any lawsuit is costly and can impose a significant burden on management and employees. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, which has occurred in the past and which could adversely affect our business, financial conditions, or results of operations.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to

such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of four percent (4%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to Cryptocurrencies

The trading price of cryptocurrencies, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

The price of cryptocurrencies is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of cryptocurrencies could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of cryptocurrencies. These factors may inhibit consumer trust in and market acceptance of cryptocurrencies as a means of exchange, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any cryptocurrencies we mine. The speculative nature of the price of cryptocurrencies and past dramatic volatility in pricing may create risks for the volatile trading price of cryptocurrencies.

Additionally, we have observed how the trading price for shares of common stock of companies similar to ours respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of cryptocurrencies will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price of cryptocurrencies, if the trading price of cryptocurrencies again experiences a significant decline, we could experience a similar decline in the value of the Issuer.

The markets for cryptocurrencies may be underregulated. As a result, the market price of cryptocurrencies may be extremely volatile. Rapid decreases in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a cryptocurrency trading platform, depending on the platform's controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the cryptocurrency market itself is unregulated there are few means to prevent manipulation of prices for the

overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of cryptocurrencies, which will have a material adverse effect on our ability to monetize the cryptocurrencies we mine.

The markets for cryptocurrencies may be, or may become, overregulated. As a result, transferring fiat currencies, like U.S. Dollars, to or from cryptocurrencies may become increasingly difficult or even impossible.

Governments have started to regulate banks, crypto trading platforms, and the "on and off ramps" from cryptocurrencies to traditional fiat currencies. AML, KYC and other regulations have been enforced by the U.S. Government on related institutions and other governments have banned cryptocurrencies completely. We are unable to predict any other actions taken by any government that may negatively impact our business in particular or the cryptocurrency markets in general.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrencies- and/or other cryptocurrency-related activities, or that accept cryptocurrencies as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk related to the companies we use to sell our cryptocurrencies.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in cryptocurrencies, cryptocurrencies' acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in cryptocurrencies- and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide cryptocurrency and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies' usefulness and harm its public perception in the future.

The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrency to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and our investors. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrency's role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of cryptocurrency we mine.

Transaction fees may decrease demand for cryptocurrency and prevent expansion.

Transaction fees are not pre-determined by most cryptocurrency protocols and vary based on market factors, such as user demand and the capacity of the network. Decreased transaction fees would have an adverse effect on our financial performance. However, if transaction fees paid for cryptocurrency transactions become too high, users may be motivated to move away from the cryptocurrency networks entirely. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for cryptocurrency and prevent the expansion of the cryptocurrency networks to retail merchants and commercial businesses, either of which could result in a reduction in the price of cryptocurrencies that could adversely impact an investment in our securities. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the price of cryptocurrencies and the value of our common stock.

These types of risks vary across cryptocurrencies.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors. We do not intend to mine other cryptocurrencies as part of our business model at this time.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles,

or to invest in bitcoin or other cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine, and thus harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause demand for cryptocurrencies to decrease.

The development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine, such as cryptocurrencies being developed by popular social media platforms, online retailers, or government sponsored cryptocurrencies, may cause consumers to use or hold alternative cryptocurrencies. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine or otherwise acquire or hold for our own account, which could materially and adversely affect investors' investments in our securities.

The open-source structure of most cryptocurrency network protocols means that the contributors to the protocols are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. Because the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab's Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner, which could have a material adverse effect on our business. Issues with the bitcoin network could result in decreased demand or reduced prices for bitcoin, thus impacting our ability to monetize the bitcoin we mine and also reducing the total number of transactions for which mining rewards and transaction fees can be earned, thus impacting the value of an investment in our securities.

The decentralized nature of the governance of bitcoin may lead to ineffective decision making that slows development or prevents the bitcoin network from overcoming emergent obstacles. Governance of the bitcoin network is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the bitcoin network leads to ineffective decision making that slows development and growth of bitcoin, the value of our common stock may be adversely affected.

Other currencies share similar risks.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the crypto mining and cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently use, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Our cryptocurrencies may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as "wallets" by holders of cryptocurrencies which may be accessed to exchange a holder's cryptocurrency assets. Access to our cryptocurrency assets could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets. We hold most of our cryptocurrency in cold storage to reduce the risk of malfeasance, but the risk of loss of our cryptocurrency assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold cryptocurrency mined in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users' information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account now or in the future.

Moreover, our cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the network's public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our cryptocurrency rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies we mine or otherwise acquire or hold.

We intend to evaluate custody risk and establish processes to manage wallets that are associated with our cryptocurrency holdings. There can be no assurances that any processes we adopt will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our cryptocurrency due to an adverse software or cybersecurity event.

We are familiar with third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those we presently employ. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

Incorrect or fraudulent transactions may be irreversible.

Cryptocurrency transactions are generally irrevocable, and stolen or incorrectly transferred cryptocurrency may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets. Cryptocurrency transactions are not, generally, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrency from the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network; however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of cryptocurrency or a theft thereof generally will not be reversible and if an incorrect transfer or theft occurs, we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. As a result, if there is human error, theft, or criminal action, we will need to rely on existing private investigative entities to investigate any potential loss of our cryptocurrency assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. Our inability to recover any losses from such action, error or theft, could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any cryptocurrency we mine or otherwise acquire or hold for our own account now or in the future.

If a malicious actor or botnet obtains control of more than 50% of the processing power of any given cryptocurrency network, such actor or botnet could manipulate that cryptocurrency network to adversely affect us, which could have a material, adverse effect on our business.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining bitcoin, it may be able to alter blockchains on which bitcoin transactions reside and rely on by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could "double-spend" its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users' transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or bitcoin may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a botnet or malicious actor obtaining control of the blockchain's processing power will increase, because such botnet or malicious actor could more readily infiltrate and seize control over the blockchain by compromising a single mining pool, if the mining pool compromises more than 50% of the mining power on the blockchain, than it could if the mining pool had a smaller share of the blockchain's total hashing power. Conversely, if the blockchain remains decentralized it is inherently more difficult for the botnet or malicious actor to aggregate enough processing power to gain control of the blockchain. However, if this were to occur, the public may lose confidence in the bitcoin blockchain, and blockchain technology more generally. This would likely have a material and adverse effect on the price of bitcoin, which could have a material adverse effect on our business, financial results and operations.

Other cryptocurrencies share similar risks.

Demand for bitcoins is driven, in part, by its status as a prominent digital asset. It is possible that a digital asset other than bitcoin, or other cryptocurrencies that we hold, could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for the cryptocurrencies we hold, which could have a negative impact on the price of bitcoin and adversely affect an investment in our securities.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a "first to market" advantage over other cryptocurrencies. In addition, many consortiums and financial institutions are also researching

and investing resources into private or permissioned blockchain platforms rather than open platforms like the bitcoin network. Competition from the emergence or growth of alternative cryptocurrencies could have a negative impact on the demand for, and price of, bitcoin and thereby adversely affect an investment in our securities.

Investors may invest in bitcoin directly or through other potential financial vehicles, possibly including securities backed by or linked to bitcoin and digital asset financial vehicles. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles or to invest in bitcoin directly, which could limit the market for, and reduce the liquidity of, our securities.

Other cryptocurrencies we may hold share similar risks.

Cryptocurrencies held by us are not subject to Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") protections.

Cryptocurrency is not typically held with a banking institution or a member of the FDIC or the SIPC and, therefore, any cryptocurrency we may hold would not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Bitcoin may have concentrated ownership and large sales or distributions by holders or bitcoin could have an adverse effect on its market price.

As of April 11, 2023, the largest 118 bitcoin wallets, out of over 40,000,000 wallets total held over 15% of the bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could lead to volatility and have an adverse effect on the market price of bitcoin.

Other cryptocurrencies share similar risks.

Risks Related to Governmental Regulation and Enforcement

Regulatory or tax law changes or actions may alter the nature of your investment or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

Governments around the world have reacted differently to cryptocurrencies' growth in both popularity and market size. Certain governments have deemed cryptocurrencies illegal, and others have allowed their use and trade without restriction. In some jurisdictions, including the United States, governments have subjected cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions or tax law changes could have a material adverse effect on our business, prospects or operations.

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency custody, exchange and transfer, data governance, data protection, anti-corruption, including the Foreign Corrupt Practices Act, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptocurrencies and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. Such laws may add to our compliance costs, restrict or dictate how we operate our business, and could have a material adverse effect on our business, results of operations, financial condition and prospects. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, seizure of shipments, breach of contract, debarment, tax reassessments and fraud litigation, reputational harm, restrictions on certain business activities, and other consequences and be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal

investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. As cryptocurrency and central bank digital currency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, U.S. State Attorneys General and certain U.S. agencies (e.g., the Commodity Futures Trading Commission (the "CFTC"), the SEC, the Financial Crimes Enforcement Network ("FinCEN"), the Federal Trade Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrencies, including the bitcoin network, bitcoin users and the bitcoin exchange market and many more.

Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our strategy, which could have a material adverse effect on our business, prospects or operations.

If we were deemed to be an investment company under the Investment Company Act of 1940 (the "Investment Company Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an "investment company" if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in the Investment Company Act.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would cause us to incur substantial additional expenses, and the failure to register, if required, could have a materially adverse impact on our business and operations.

Our transactions in cryptocurrency may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of Treasury and the U.S. Department of State require us to comply with sanction programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling cryptocurrency or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

The crypto economy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions.

Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business.

Cryptocurrency's status in relevant jurisdictions is subject to a high degree of uncertainty and if we are unable to properly characterize it, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have publicly taken the position that certain cryptocurrencies fall within the definition of a "security" under the U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. With respect to all cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a "security" under applicable laws. Similarly, though the SEC's Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

The CFTC affirmed its approach to the regulation of bitcoin as a commodity and bitcoin-related enterprises on June 2, 2016, when the CFTC settled charges against Bitfinex, a bitcoin exchange based in Hong Kong. In its order, the CFTC found that Bitfinex engaged in "illegal, off-exchange commodity transactions and failed to register as a futures commission merchant" when it facilitated borrowing transactions among its users to permit the trading of bitcoin on a "leveraged, margined or financed basis" without first registering with the CFTC. In 2017, the CFTC stated that it would consider bitcoin and other virtual currencies as commodities or derivatives depending on the facts of the offering. In December 2017, bitcoin futures trading commenced on two CFTC regulated futures markets.

Several foreign jurisdictions have taken a broad-based approach to classifying cryptocurrencies as "securities," while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain cryptocurrencies may be deemed to be a "security" under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies as "securities." If bitcoin or any other supported cryptocurrency is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported cryptocurrencies are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the cryptocurrency. Also, it may make it difficult for such supported cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Cryptocurrencies are treated as "money" by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business ("MSB") under the regulations promulgated by FinCEN

under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a "money transmitter" ("MT") or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The application of the Commodity Exchange Act, as amended (the "CEA"), to our cryptocurrency mining business is unclear and may be subject to change and therefore difficult to predict. To the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.

The CEA does not currently impose any direct obligations on us related to the mining or exchange of cryptocurrency. However, the CFTC, the federal agency that administers the CEA, generally regards cryptocurrency as a commodity. This position has been supported by decisions of federal courts.

Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of cryptocurrency and subject it to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in cryptocurrency, it has authority to commence enforcement actions against persons who engage in manipulation or deceptive practices related to transactions in any contract of sale of any commodity, including cryptocurrency, in interstate commerce.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the law. Any requirements imposed by the CFTC related to our cryptocurrency mining activities or our transactions in cryptocurrency would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock.

Moreover, if our cryptocurrency mining activities or transactions in cryptocurrency were deemed by the CFTC to constitute a collective investment in derivatives for our stockholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to cryptocurrency mining operations, such as ours.

The operation of a cryptocurrency mining can require massive amounts of electrical power and we anticipate our demand for electrical power will grow as we expand our mining fleet. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a cryptocurrency are lower than the price of a cryptocurrency. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mines could be materially adversely affected by a power outage. If we are unable to receive adequate power supply and are forced to cease or reduce our operations due to the availability or cost of electrical power,

including increased taxes associated with the use of electrical power, our business would experience materially negative impacts.

Governmental action in China may have a material adverse effect on the cryptocurrency mining industry as a whole, which could have an adverse effect on our business and results of operations.

Prior to banning cryptocurrency on a national scale, China was the world's largest producer of cryptocurrency and represented the large majority of the world's cryptocurrency mining power. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. In May 2021, China also prohibited financial institutions and payments companies from issuing financial products related to and providing savings, trust or pledging services of cryptocurrencies in China. In September 2021, regulators in China instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. Additionally, China has banned cryptocurrency mining on a national scale due to the industry's intense electrical power demands and its negative environmental impacts (both in terms of the waste produced by mining the rare Earth metals used to manufacture miners and the production of electrical power used in cryptocurrency mining). While we have yet to see whether these miners will be able to relocate to another location in the world to continue mining, we cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power.

Because we are unable to influence or predict future regulatory actions taken by governments in China, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations. If further extreme regulatory action is taken by governments in China or elsewhere, including the United States, our business may suffer and investors in our securities may lose part or all of their investment.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate or in which our third-party providers operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our suppliers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous

obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore a site where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Future developments regarding the treatment of cryptocurrency for U.S. federal income and foreign tax purposes could adversely affect our business.

Due to the new and evolving nature of cryptocurrency and the absence of comprehensive legal guidance with respect to cryptocurrency, and cryptocurrency transactions, many significant aspects of the U.S. federal income and foreign tax treatment of cryptocurrency are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency or cryptocurrency transactions, including cryptocurrency mining, for U.S. federal income and foreign tax purposes. Current Internal Revenue Service ("IRS") guidance indicates that cryptocurrency, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of cryptocurrency for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of cryptocurrency, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where cryptocurrency is held as a capital asset.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrency in the future or that a court would uphold the treatment of cryptocurrency as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for holders of cryptocurrency and could have an adverse effect on the value of cryptocurrency and the broader cryptocurrency markets. The uncertainty regarding the tax treatment of cryptocurrency transactions, and the potential promulgation of new, or changes to existing, U.S. federal income, state or foreign tax laws, treaties, regulations, administrative practices or guidance relating to cryptocurrency transactions could adversely impact the price of cryptocurrency, our business and the value of the Issuer. Further, in the event our business expands, our after-tax profitability and financial results could be adversely affected by expanding, internationally or domestically, to jurisdictions with less favorable or more complex tax laws or greater scrutiny by taxing authorities.

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. The U.S. House of Representatives has advanced draft legislation (the "House Bill") that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any

voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.\

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Zircon Global Technologies ("**Zircon**") is a blockchain software company with a mobile app that has a self-custody, unhosted wallet with institutional grade security at its core, and an easy-to-use interface providing users with access to Web3 opportunities around it.

The Issuer, Zircon, conducts its business through its wholly owned subsidiary Ethos Corporation, a British Virgin Islands corporation, incorporated on November 17, 2022. Zircon and Ethos are hereafter referred to individually and collectively as "**Ethos**."

Business Plan

The business of Ethos is to provide its users easy and secure access to the best of Web3 opportunities. Ethos does not charge for its self-custody wallet but rather charges a small amount in the form of a software licensing fee for every self-directed transaction a user performs on the platform. The key to Ethos' business model is to combine a highly scalable, secure architecture along with a multi-pronged, low-cost customer acquisition strategy resulting in an extremely capital efficient enterprise such that active users numbered in the thousands can drive a very profitable business. Given an estimated 420 million people around the world engaged in one form or another in the crypto ecosystem, it doesn't take a high level of market penetration to generate substantial revenue and cash flow.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Self-Custody Vault	Unlike other digital wallets, the Ethos Self-Custody Vault combines both hardware and software safeguard technologies for superior institutional-grade security.	According to Chainalysis, a blockchain analytics firm, there were an estimated 420 million crypto users worldwide in 2023. This represents a growth of over 30% from 2022, when there were an estimated 320 million crypto users.
Magic Keys	Multi-party cryptography technology does away with 24-word seed phrases. Just remember three safe words to restore your keys.	The same addressable market is applicable for Ethos' patent-pending Magic Key technology.
Self-Custody Yield	Under construction: Ethos will soon offer liquid staking coins that users can purchase to provide yield opportunities on their invested assets.	According to DeFi Llama, the total value locked (TVL) in various yield generating activities was $138.6 billion as of August 2023. The number of potential users who might explore these strategies is the same 420 million people above.
Self-Custody Live Swapping	With just a swipe, users can exchange assets live, on-chain, without ever risking their assets on a centralized exchange.	According to Chainalysis, the total trading volume across all exchanges in the crypto market was $15.8 trillion in 2022.
Hardware Wallet Level Security	Keys are stored on your phone's Secure Enclave on an iPhone and in the Trusted Execution Environment of an Android-based phone. The Secure Enclave is the same subsystem used by Apple that the FBI had tremendous difficulty hacking.	The addressable market for this level of security is the same 420 million above.
Social Recovery	Empowers friends and family to act as social guardians, instantly blocking an attempt by a malicious individual or group seeking to steal	Same 420 million people above. Easy to use, secure self-custody software is the next great wave in the crypto marketplace.

		the user's keys in an unauthorized recovery attempt.			

Customer Base

Experienced and novice crypto users alike.

Intellectual Property

Docket # / Serial #	Title of Invention	Description	File Date	Grant Date	Country
E5784.10001US01 / 18/172,235	Data Security	A method of securing data that eliminates the need for 24-word seed phrases when securing access to crypto assets.	2/21/2023	Pending	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is subject to the following current litigation or threatened litigation:

- On September 24, 2023, a former vendor threatened a lawsuit against us seeking payment of approximately $196,000 and otherwise asserting a copyright infringement claim with respect to certain intellectual property. We deny the material allegations of such claims, and we believe no additional funds are owed to the vendor under the contract. Indeed, we have provided extensive support for this position in prior email exchanges to such vendor and the Intermediary. Such support includes but is not limited to, a detailed spreadsheet reflecting the vendor's incomplete performance of the contracts, including incomplete milestone deliverables. There have been no filings or proceedings related to such matter, and we caused a cease-and-desist letter to be send to the vendor, to which we received no response. Lastly, we believe we have a strong claim for damages and/or a refund from the vendor under our now-terminated contract.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are four percent (4.0%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$2,000	4%	$200,000
Product/Engineering Development	48%	$24,000	48%	$2,400,000
Marketing	19%	$9,500	19%	$950,000
SG&A	29%	$14,500	29%	$1,450,000
Total	**100%**	**$50,000**	**100%**	**$5,000,000**

Use of Proceeds	% of Proceeds if Funding Goal Amount Raised	Amount if Funding Goal Amount Raised
Intermediary Fees	4%	$20,000
Product/Engineering Development	48%	$240,000
Marketing	19%	$95,000
SG&A	29%	$145,000
Total	**100%**	**$500,000**

Funding Goal Rationale

The Funding Goal will enable the Issuer to build and implement new features and functionality into the app sooner than later.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Product/Engineering Development: Developing, designing, and building all aspects of the Company's current and future software platform.

Marketing: Management and use of social media, community management, company newsletters, whitepapers, blogs, a well-developed rewards program, contests, gamification, paid media, public relations, referral programs and other activities to drive low-cost customer acquisition.

SG&A: Budget to pay management, contractors, service providers, third-party vendors, and advisors to oversee, manage and run the Company.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adam Lavine	Co-Founder, Co-Chief Executive Officer, Director	Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present); Responsibilities include: strategy, product development, roadmap, customer acquisition, communication strategy, recruiting, and general management. Chief Strategy Officer at Voyager (2019 – 2021) Built Voyager's crypto technology and app, resigned after merger. Emerald Ocean Ventures, (2010 - 2022), Private Investor	B.S. / BA University of Massachusetts at Amherst, English and Computer Animation, 1991
Shingo Lavine	Co-Founder, Co-Chief Executive Officer, Director	Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present); Responsibilities include: strategic direction, product development, roadmap, recruiting, and general management. Voyager (2019 - 2021); Chief Innovation Officer; Responsibilities include: architected and built Voyager's crypto systems including deposit and withdrawal payment rails. Oversaw the integration of Ethos's Bedrock technology which processed over $5B in transactions. Served on the Voyager Board of Directors until Feb 2021.and resigned over differences in direction of the company. Emerald Ocean Ventures, (2019 - Present); Private investor.	Brown University, BA Computer Science 2022
Jeff Karan	Co-Founder, Chief Operating Officer, Director	Zircon Global Technologies – Co-Founder, Director and Chief Operating Officer (2022 – Present); Responsibilities include: strategic planning, prioritization of resources, and management of all aspects of the Company's business.	Amos Tuck Business School at Dartmouth, MBA, Edward Tuck Scholar, 1980; Dartmouth College, BA, 1979

		WaveEdge Capital, Co-Managing Partner (2014 to 2022), responsible for founding and managing an investment bank HQ'd in Silicon Valley, CA. The firm's focus was on mergers & acquisitions, capital raising, corporate strategy, and strategic partnerships for early-stage, high-growth technology companies.	
Oleg Itkin	Co-Founder, Director	Zircon Global Technologies – Co-Founder and Director (2022 – Present); Responsibilities include: business development, strategy, partnerships. Private investor and Advisor (2005 - 2022); Responsibilities included: startups, business incubation, advisory, asset management, capital allocation.	NYU Stern School of Business, Bachelor of Science dual degree in Finance & International Business (2006)

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 7,000,000 shares of Founder common stock of which 5,000,000 shares are issued and outstanding, $0.001 par value per share ("**Founder Common Stock**"), 2,000,000 shares of common Class A stock of which 0 are issued and outstanding, $0.001 par value per share (the "**Common Class A Stock**"), and 1,000,000 shares of common Class B stock of which 414,338 shares are issued and outstanding, $0.001 par value per share (the "**Common Class B Stock**" and together with the Common Class A Stock and Founder Common Stock, the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Class B Stock
Amount Outstanding	414,338
Par Value	$0.001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.14%

Type	Founder Common Stock
Amount Outstanding	5,000,000
Par Value	$0.001
Voting Rights	5 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	74.15%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	2022 Equity Incentive Plan (Common Class B Stock)
Amount Authorized / Amount Available for Issuance	1,500,000 / 747,861
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may allocate additional shares to the Plan, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.09%

Type	Convertible Note
Face Value	$455,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Maturity Date: November 7, 2024 Interest: 5% Valuation Cap: $10,000,000, Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may allocate additional Notes, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities at a valuation of $25,000,000).	4.55%

Type	SAFEs
Face Value	$814,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may allocate additional SAFEs, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the	4.07%

Offering if convertible securities at a valuation of $25,000,000).	

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Secured Credit and Revolving Note
Creditor	Amano Global Holdings, Inc.
Amount Outstanding	$194,552.08
Interest Rate and Amortization Schedule	Interest: at a rate to be determined on the date of draw based on the applicable federal interest rate as of such date for medium term loans plus 0.5% per annum (calculated on the basis of a 365-day year).
Description of Collateral	All of the business assets of the Issuer and all proceeds and thereof including any and all properties, goods, technology, inventory, equipment, furniture, fixtures, leases, supplies, records, money, documents, instruments, accounts receivable, chattel paper, accounts, investment property, deposit accounts, intellectual property rights (including but not limited to, copyrights, moral rights, patents, patent applications, trademarks, service marks, trade names, trade secrets, payment intangibles, and other general intangibles), and licensing agreements whether owned by Issuer on the August 16, 2022 or thereafter acquired, and all proceeds and thereof.
Other Material Terms	Loan: up to $500,000
Maturity Date	Upon the closing of an equity financing by the Issuer pursuant to which Amano Global Holdings, Inc. sells shares of a series of preferred stock of the Issuer with an aggregate sales price of not less than $1,000,000, and with the principal purpose of raising capital
Date Entered Into	August 16, 2022

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Adam Lavine	750,000 shares of Founder Common Stock	15%

Shingo Lavine	750,000 shares of Founder Common Stock	15%
Lavine FLP	1,000,000 shares of Founder Common Stock	20%
Oleg Itkin	1,250,000 shares of Founder Common Stock	25%
Jeff Karan	1,250,000 shares of Founder Common Stock	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of September 30, 2023, the Issuer had an aggregate of $133,210 in cash and cash equivalents, leaving the Issuer with approximately five (5) months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
NSO	N/A	414,338	N/A	October 26, 2022 – April 7, 2023	Rule 701
Founder Common Stock	$5,000	5,000,000 shares	Working Capital	August 16, 2022	Section 4(a)(2)
Common Class B Stock	$300.41	676,152 shares	Working Capital	December 23, 2022 – January 26, 2023	Section 4(a)(2)
Convertible Note	$455,000	2 Notes	Working Capital	November 7, 2022	Section 4(a)(2)
SAFEs	$1,274,000*	25 SAFEs	Working Capital	December 3, 2022 – March 20, 2023; April 8, 2023 – September 12, 2023	Regulation D, 506(c)

*All SAFEs issued before April 8, 2023, have been cancelled and exchanged for new SAFEs under certain termination and exchange agreements.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- The Issuer and Shingo Lavine entered into the Founder Invention, Non-Disclosure and Non-Solicitation Agreement on August 16, 2022 in connection with the sale and issuance of shares of common stock of the Issuer.
- The Issuer and Shingo Lavine entered into the Restricted Share Purchase Agreement on August 16, 2022 where the Issuer sold 2,000,000 shares of common stock of the Issuer at a price per share of $0.001 for a total purchase price of $2,000.

- The Issuer and Adam Lavine entered into the Founder Invention, Non-Disclosure and Non-Solicitation Agreement on August 16, 2022 in connection with the sale and issuance of shares of common stock of the Issuer.
- The Issuer and Adam Lavine entered into the Restricted Share Purchase Agreement on August 16, 2022 where the Issuer sold 2,000,000 shares of common stock of the Issuer at a price per share of $0.001 for a total purchase price of $2,000.
- The Issuer entered into a Secured Credit Agreement and Revolving Note with Amano Global Holdings, Inc. on August 16, 2022, and Aiko Lavine, the Chief Executive Officer of Amano Global Holdings, Inc. is the previous founder of the Issuer and family member of Adam and Shingo.
- The Issuer, Shingo Lavine and Jeffrey Karan entered into a Restricted Stock Transfer Agreement, dated August 7, 2023, pursuant to which Jeffrey Karan purchased 1,250,000 shares from Shingo Lavine for the purchase price of $1,250, and such shares shall vest over 36 months on a monthly basis starting August 1, 2022.
- The Issuer and Jeffrey Karan entered into the Stock Redemption Agreement on August 7, 2023 where the Issuer Jeffrey Karan redeemed 339,000 shares of Common Class B Stock to the Issuer for a total purchase price of $301.47.
- The Issuer, Adam Lavine and Oleg Itkin entered into a Restricted Stock Transfer Agreement, dated August 7, 2023, pursuant to which Oleg Itkin purchased 1,250,000 shares from Adam Lavine for the purchase price of $1,250, and such shares shall vest over 36 months on a monthly basis starting August 1, 2022.
- The Issuer and Oleg Itkin entered into the Stock Redemption Agreement on August 7, 2023 where the Issuer Oleg Itkin redeemed 336,602 shares of Common Class B Stock to the Issuer for a total purchase price of $299.34.
- The Issuer and Oleg Itkin entered into that certain Advisor Agreement, dated January 26, 2023, pursuant to which Mr. Itkin performed certain advisor services for the Issuer in exchange for a restricted stock grant for 168,301 shares of Common Class B Stock and options to purchase 168,301 shares of Common Class B Stock of the Issuer, and monthly compensation in the amount of $10,000 per month. The Company and Mr. Itkin entered into Common Class Common Restricted Stock Agreement on January 26, 2023, where Mr. Itkin purchased 168,301 Common Class B shares. On January 26, 2023, Mr. Itkin also entered into an Exercise Notice for Unvested Shares and Restricted Stock Agreement with the Company where he exercised his option to purchase 168,301 shares of Common Class B shares subject to certain vesting conditions. All of these Common Class B Shares were redeemed by the Company on August 7, 2023, simultaneous to Mr. Itkin's purchase of 1,250,000 shares from Adam Lavine.
- The Issuer and Jeffrey Karan entered into that certain Advisor Agreement, dated October 26, 2022, pursuant to which Jeffrey Karan performed certain advisor services for the Issuer in exchange for a restricted stock grant for 169,500 shares of Common Class B Stock and options to purchase 169,500 shares of Common Class B Stock of the Issuer, and monthly compensation in the amount of $10,000 per month. The Company and Jeffrey Karan entered into Common Class Common Restricted Stock Agreement on December 23, 2022, where Mr. Karan purchased 169,500 Common Class B shares. On December 23, 2022, Mr. Karan also entered into an Exercise Notice for Unvested Shares and Restricted Stock Agreement with the Company where he exercised his option to purchase 169,500 shares of Common Class B shares subject to certain vesting conditions. All of these Common Class B Shares were redeemed by the Company on August 7, 2023, simultaneous to Mr. Karan's purchase of 1,250,000 shares from Shingo Lavine.
- The Issuer and Avenue H Ethos 1, LLC (Oleg is the authorized signatory) entered into a Note Purchase Agreement on November 7, 2022, pursuant to which the Issuer borrowed $450,000 with an interest rate of five percent (5%) and maturity date of November 7, 2024.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED,

BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.ethos.io.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Zircon Global Technologies

_____
(Issuer)

By:

/s/ Adam Lavine   *Adam Lavine*
_____
(Signature)

Adam Lavine
_____
(Name)

Co-Chief Executive Officer
_____
(Title)

/s/ Shingo Lavine   *Shingo Lavine*
_____
(Signature)

Shingo Lavine
_____
(Name)

Co-Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Lavine   *Adam Lavine*
_____
(Signature)

Adam Lavine
_____
(Name)

Director
_____
(Title)

November 8, 2023
_____
(Date)

/s/ Shingo Lavine   *Shingo Lavine*
_____
(Signature)

Shingo Lavine
_____
(Name)

Director
_____
(Title)

November 8, 2023
_____
(Date)

/s/ Jeffrey S. Karan   *Jeffrey S. Karan*
_____
(Signature)

Jeffrey S. Karan
_____
(Name)

Director
_____
(Title)

November 8, 2023
_____
(Date)

/s/ Oleg Itkin   *Oleg Itkin*
_____
(Signature)

Oleg Itkin
_____
(Name)

Director
_____
(Title)

November 8, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Zircon Global Technologies

(a Nevada Corporation)

Audited Consolidated Financial Statements
Period of August 16, 2022 (inception)
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Zircon Global Technologies

Table of Contents



Independent Auditor's Report

July 14, 2023
To: Board of Directors of Zircon Global Technologies
Attn: Adam Lavine, CEO
Re: 2022 Consolidated Financial Statement Audit – Zircon Global Technologies

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Zircon Global Technologies, a Nevada corporation, and subsidiary Ethos Corporation, a BVI domiciled entity, which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Zircon Global Technologies as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Zircon Global Technologies and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Zircon Global Technologies' ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Zircon Global Technologies's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Zircon Global Technologies' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
July 14, 2023

Zircon Global Technologies
CONSOLIDATED BALANCE SHEET
December 31, 2022
(Audited)

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	695,648
Accounts Receivable		612
Prepaids		30,000
Total Current Assets		**726,260**
Other Assets		
Capitalize Software in Progress		329,652
Total Other Assets		**329,652**
Total Assets	**$**	**1,055,912**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	356,936
Credit card payable		14,289
Accrued interest expense		2,079
Loan from related party		194,552
Total Current Liabilities		**567,855**
Long-Term Liabilities		
Convertible notes		458,211
Total Long-Term Liabilities		**458,211**
Total Liabilities		**1,026,066**
Stockholders' Equity		
Common Stock - Founders, $0.001 par value; 7,000,000 authorized; 5,000,000 issued and outstanding		5,000
Common Stock - Class A, $0.001 par value; 2,000,000 authorized; 0 issued and outstanding		-
Common Stock - Class B, $.001 par value; 1,000,000 authorized; 339,550 issued and outstanding		301
Subscriptions receivable		(5,000)
Safe Notes		385,000
Retained Earnings		(355,456)
Total Stockholders' Equity		**29,845**
Total Liabilities and Stockholders' Equity	**$**	**1,055,912**

The accompanying footnotes are an integral part of these financial statements.

Zircon Global Technologies
CONSOLIDATED INCOME STATEMENT
For the Period August 16, 2022 (inception) through December 31, 2022
(Audited)

	2022
Revenues	$ -
Operating Expenses	
Advertising and marketing	54,315
General and administrative	42,852
Professional fees	253,000
Total Operating Expenses	**350,166**
Other Expense	
Interest expense	(5,290)
Total Other income (expense)	**(5,290)**
Net Loss	$ **(355,456)**

The accompanying footnotes are an integral part of these financial statements.

Zircon Global Technologies
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period August 16, 2022 (inception) through December 31, 2022
(Audited)

	Common Stock - Class A		Common Stock - Class B		Common Stock - Founder		Subscriptions receivable	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($0.001 par)	Shares	Value ($0.001 par)	Shares	Value ($.001 par)				
Balance as of August 16, 2022 (Inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stocks	-	-	339,550	301	5,000,000	5,000	(5,000)	-	-	301
Issuance of SAFE Notes	-	-	-	-	-	-	-	385,000	-	385,000
Net loss	-	-	-	-	-	-	-	-	(355,456)	(355,456)
Balance as of December 31, 2022	-	$ -	339,550	$ 301	5,000,000	$5,000	(5,000)	$385,000	$ (355,456)	$ 29,845

The accompanying footnotes are an integral part of these financial statements.

Zircon Global Technologies
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period August 16, 2022 (inception) through December 31, 2022
(Audited)

	2022
Operating Activities	
Net Loss	$ (355,456)
Adjustments to reconcile net loss to net cash provided by operations:	
Interest expense	5,290
Changes in operating assets and liabilities:	
Accounts receivable	(612)
Prepaids	(30,000)
Accounts payable	356,936
Accrued interest expense	2,079
Credit card payables	14,289
Net cash used in operating activities	**(7,475)**
Investing Activities	
Capitalized software in progress	(329,652)
Net cash used in investing activities	**(329,652)**
Financing Activities	
Proceeds from convertible notes	455,000
Issuance of Safe Notes	385,000
Advances from related party	192,473
Issuance of Common Stock	301
Net cash used in financing activities	**1,032,775**
Net change in cash and cash equivalents	**695,648**
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ 695,648**
Supplemental information	
Interest paid	**5,290**
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

ZIRCON GLOBAL TECHNOLOGIES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Zircon Global Technologies' (which may be referred to as the "Company", "we," "us," or "our") mission is to provide a safe, secure, self-custody vault and software solution that enables its users to access the best of decentralized finance (Defi) and Web 3.0 while maintaining custody and control of their own assets. The Company was incorporated in Nevada on August 16, 2022. The Company's headquarters are in Reno, Nevada.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2022, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Ethos Corporation (a BVI domiciled entity) (together the "Company"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2022 include the results of operations of Zircon Global Technologies and Ethos Corporation (a BVI domiciled entity) as of their respective dates of incorporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

ZIRCON GLOBAL TECHNOLOGIES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

ZIRCON GLOBAL TECHNOLOGIES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company is still pre-revenue and has not yet recognized revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DUE TO RELATED PARTY

The Company entered into a secured credit agreement and revolving note with Amano Global Holdings, Inc. The Lender agrees, but is not obligated, to make loans of funds to Borrower or on a Borrower's behalf during the Credit Period on a revolving basis in an aggregate cumulative total principal amount not to exceed Five Hundred Thousand Dollars ($500,000) together with all interest accrued on unpaid principal, to be computed on each advance of a Loan from the date of its disbursement to Borrower, at a rate to be determined on the date of draw based on the applicable federal interest rate as of such date for medium term loans plus 0.5% per annum. As of December 31, 2022, the balance of the loan from related party was $194,552.

ZIRCON GLOBAL TECHNOLOGIES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 4 – CONVERTIBLE NOTES

In November 7, 2022, the Company issued a total of $455,000 of unsecured convertible notes with an interest rate of five percent (5%) that mature on November 7, 2024. The Notes are due with accrued interest if the notes do not convert prior to or at the maturity date.

The number of shares of Series Preferred Stock into which this Note shall be converted shall be determined by dividing the aggregate principal amount of this Note, together with all accrued interest to the date of conversion by the price per share that is the lower of (a) Eighty Percent (80.00%) of the purchase price of one share of Series Seed Preferred Stock, as determined at the initial closing of the Qualified Financing, or (b) the amount determined by dividing $10,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of the Qualified Financing. A "Qualified Financing" is defined as the initial sale or series of related sales of preferred stock of the Company occurring after the date hereof and prior to the Maturity date in an aggregate amount of at least Five Million Dollars ($5,000,000) excluding the conversion of the Note. The capital stock issued in the Qualified Financing is currently expected to be Series Seed Preferred Stock, and is therefore referred to in the Agreement as "Series Seed Preferred Stock." The actual designation of the capital stock may, however, be different.

NOTE 5 – INCOME TAXES

The Company has been granted an extension for its income tax return for the period ended December 31, 2022. Once filed the return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Founder Common Stock

The Company authorized 7,000,000 shares of common stock at $0.001 par value. The holders of the Founder Common Stock are entitled to five (5) votes for each share of Founder Common Stock held at all meetings of stockholders (and written actions in lieu of meetings), except as provided by law or by the other provisions of the restated Articles.

In 2022, the Company issued 5,000,000 shares of Founder Common stock class at par value.

Common Class A Units

The Company authorized 2,000,000 shares of common stock at $0.001 par value. The holders of the Common Class A Stock are entitled to one (1) vote for each share of Common Class A Stock held at all meetings of stockholders (and written actions in lieu of meetings), except as provided by law or by the other provisions of the restated Articles.

No Common Class A Units were issued during the year.

Common Class B Units

The Company authorized 1,000,000 shares of common stock at $0.001 par value. The Common Class B Stock shall be non-voting, except as provided by law.

In 2022, the Company issued 550 Common Class B Units at par value. Also in 2022, The Company issued 339,000 Common Class B units as the Optionee elects to exercise option to purchase at a purchase price of $.0008893.

As of December 31, 2022, the Company had 339,550 shares of common stock outstanding.

ZIRCON GLOBAL TECHNOLOGIES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Additional Paid-In Capital – SAFEs

In 2022, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $385,000. The SAFEs were automatically convertible into the number of shares of Safe Preferred Stock equal to Purchase Amount divided by the Discount Price. No SAFEs were converted as of year-end.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022 (see Note 9 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2022 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 16, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Form of Security

ZIRCON GLOBAL TECHNOLOGIES

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Zircon Global Technologies, a Nevada corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $25,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

        (ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to

either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means Common Class B Stock, par value $0.001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer,

(iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed

by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this <u>Section 5</u>, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **<u>Exhibit A</u>**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute <u>Exhibit A</u> contemporaneously and in connection with

the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this

instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Nevada, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Reno, Nevada. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ZIRCON GLOBAL TECHNOLOGIES

By:
Name: Adam Lavine
Title: Co-Chief Executive Officer
Address: 150 Country Estates Circle, Suite 110, Reno, NV, 89511, USA
Email: adam@ethos.io

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2023 (the "**SAFE**") issued by Zircon Global Technologies ("**Issuer**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion, and without Investor's consent, to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of a Co-Chief Executive Officer of the Issuer ("**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian.

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                     Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

ISSUER:

Zircon Global Technologies

By:

Name: Adam Lavine, Co-Chief Executive Officer

Date:

EXHIBIT C

Video Transcript

Exhibit C: Video Transcripts

A third video appears on the Campaign Page and it has no narration.

Ethos Founders Video | 2:53

We started Ethos to give people a way to safe-keep their own crypto without having to rely on a centralized custodian.

We feel that in many ways crypto lost its way where we've seen this increasing lean towards centralized exchanges which have caused many users to get caught up in decentralized meltdowns.

If all those funds had been under individual user control, those meltdowns not only would not have happened, they could not have happened.

For self-custody apps to be adopted, you would have to simplify that experience. When we first started building this we said, all right—taking everything we've learned—how can we build something that is simple, so there's not a lot of burden on the user, but how do we also make it extremely secure?

So what we're creating at Ethos is a vault. And the reason we're calling it a vault is because we're blending the best of hardware security and hardware wallets and blend that with software-based security in order to create a unique solution that removes that anxiety that the user often feels when they're using self-custody apps.

We only keep the keys on the hardware itself. So that's been proven to be extremely difficult to hack. Even the FBI couldn't get into Apple's Secure Enclave. So it's a perfect hardware solution for creating a hardware wallet-like level of security on a mobile device.

And this is blended with a layer of software security. Ethos uses multi-party cryptography to secure your keys. Magic Keys can be sharded. Those shards can be encrypted with your own—we call them— "safe words." And they can be restored if you can remember just three out of your five safe words.

The entire design of this was basically taking bulletproof security concepts and layering them to create more security for the user.

So we tried to make the app as straightforward as possible. What people want to do is, they want to log in, they want to see prices stream on your phone. They want to see news, so we have a variety of news feeds. They want to be able to swap. We also have a self-custody yield system as a way that people can benefit without having to turn their assets over to somebody else. We also have a rewards engine. And we built a system that kind of puts it all together in one, easy-to-use UI.

Part of the reason that we're doing this is because we really want to push the industry toward decentralization. If you have a fully decentralized system, it prevents centralized collapse, and that was what crypto is designed to do.

It's a really a cool, Innovative time right now, and we're excited to make it open to anybody who wants to participate. If you believe like we do, if you agree like us that decentralization is core to crypto's future, we invite you to join us on this journey and we'd love to have you along for the ride. Thank you.

A third video appears on the Campaign Page and it has no narration.

Ethos Self-Custody Redefined – Features Video | 2:07

Self-custody no longer means difficult or insecure.

Introducing the Ethos self-custody vault. Self-custody redefined. Here's how Ethos makes maintaining control of your assets secure and easy.

Let's start with security. The Ethos Vault transforms your mobile phone into a hardware wallet by storing your keys on your phone's offline secure subsystem, the same security system Apple uses for Apple Pay and the FBI has never been able to crack.

We've also redefined how you manage your keys. Our patent pending Magic Key technology makes 24-word seed phrases a thing of the past. That's because Magic Keys can be sharded, encrypted, backed up, and restored just by remembering 3 out of 5 safe words. That's it!

And for even more security, social recovery allows your friends and family to act as Social Guardians, instantly blocking an unauthorized key recovery.

Ethos also makes self-custody easy. Take self-custody swapping. With just a swipe, you can exchange assets live on chain without risking your assets on a centralized exchange.

Then there's our intuitive live pricing, featuring real-time data, analytics, top news headlines, and prices from dozens of sources, all the latest info right at your fingertips. Also our portfolio has been thoughtfully designed so you can see all your self-custody assets in a single glance.

Rewards are easy too. With the Ethos Loyalty Program, you can earn crypto rewards and rebates and level up to higher membership tiers just for making transactions.

Creating a self-custody yield program is also effortless. Built your own custom defi liquidity strategy or use an existing strategy with just a few taps.

And the Ethos Web3 architecture is engineered from the ground up to be a gateway for new chains, protocols, and financial services, or whatever else the Web3 future brings.

Secure, easy, and 100% under your control. Take back control of your financial future with the Ethos Self-Custody Vault. Self-custody, redefined.

EXHIBIT D

Testing the Waters Communications

Email 8
10/6/2023
Subject: News & Updates

News & Updates

October 6, 2023

Republic Crowdfund Soon to Launch

It's almost time for the Republic Crowdfund, an exciting opportunity for everyone to invest in Ethos as we aim to modernize the roots of crypto with our super app.
Visit the new Republic preview page as we wait to launch the full version soon.



Version 2.0

We've launched the latest update to the Ethos Self-Custody Vault with outstanding new features. Version 2.0 includes game-changing liquid staking, customizable slippage on swaps, and more!

Check out the Ethos Blog to understand how these new features deliver the best crypto experience.



The Big Apple

In case you missed it, last week we announced App Store approval for the Ethos Vault. To get the app, visit the Ethos Download page or search "Ethos Self-Custody Vault" in the App Store. For current TestFlight users, you can find detailed instructions on how to make the switch on the Ethos Support page.



Notable Mentions This Week in Crypto
From Coindesk:

Citigroup Inc. debuted Citi Token Services as part of a broader push to offer institutional clients a way to transform deposits into digital tokens that can be sent instantly anywhere in the world. Read more here.

From Fidelity Digital Assets:

Fidelity ($5 trillion AUM) wrote a research report for its institutional clients called "Ethereum Investment Thesis." This is another example of a large TradFi firm expanding its reach beyond Bitcoin, further validating crypto as a legitimate institutional investment category. Read more here.



Disclosure and Legal Disclaimer included in every email:



Why Ethos is Worth Investing In:
Explore Ethos Self-Custody Vault's Revolutionary Features

  

  

Explore the game-changing **Ethos Self-Custody Vault** app to learn how we're shaping the future of DeFi
https://www.ethos.io/ethos-self-custody-vault-features/

This innovative crypto solution redefines security and accessibility, transforming your smartphone into a secure hardware wallet, simplifying key management with Magic Keys, and implementing a robust seven-layer security approach. Additionally, it offers real-time data, news, direct blockchain execution, unique yield strategies, and an enticing loyalty program.
Stay tuned for more information about key dates and milestones of the crowdfund.

Let's unlock the full potential of cryptocurrencies together!

Email 6
11/6/2023
Subject: Watch the Extended Ethos Founders Video



Big news: Ethos has launched a crowdfunding opportunity on Republic. It's one of the ways we're introducing our safe, convenient, self-custody crypto platform to a broader audience.

Watch this exclusive video as our founders share their excitement about no-compromise crypto, built for everyone. Their valuable insights can help you see why investing in Ethos is an investment in the future of decentralized finance.

Watch the extended founders video:



And visit our special webpage with more details about the Republic opportunity.
https://www.ethos.io/republic-ethos/

Let's unlock the full potential of cryptocurrencies together!



We want to hear from you {{ contact.FIRSTNAME }}!

As Ethos gears up to launch our crowdfunding opportunity on Republic, a well-respected investment platform, we want to ensure our self-custody crypto offerings align with your investment dreams.

Help us make it happen by sharing your insights and preferences.

Complete our 1- min survey

https://survey.zohopublic.com/zs/0jCNCJ

Don't miss out on this chance to define your investment future with Ethos, the no-compromise crypto platform built for everyone.

Ethos / Republic Survey Questions

First Name

Last Name

What is your Email Address?

What is your Country of Residence?

Are you familiar with the Ethos Self-Custody Vault?
(Please choose one)

       Yes familiar, and have downloaded the app.

       No.

       Yes, downloaded and have also used the app.

       Not too familiar, but have heard about it.

Are you familiar with Republic.com?
(Please choose one)

       Yes, familiar.

       No.

       Yes, familiar and have participated previously.

       Not too familiar, but have heard about it.

How much might you invest in Ethos?

       $500 $1,000 $5,000 $25,000 $50,000+

Email 4
11/1/2023
Subject: Exclusive Lifetime Membership and NFT for Investors



Investors get exclusive rewards including lifetime membership in the Ethos loyalty program

As we launch our crowdfunding opportunity with Republic, we want to reward our investors for believing in our no-compromise, self-custody crypto platform built for everyone.

That's why we are offering **lifetime transaction rebates** as a reward for participating in our Republic crowdfund. By holding an exclusive **"Magic Key" NFT** in your wallet, you will get permanent discounts on your transactions!



    

https://www.ethos.io/republic-ethos/

Don't miss out on this chance to define your investment future.

Email 3
10/27/2023
Subject: Welcome to the Self-Custody Revolution



Crowdfund Early Access Goes Live in October!



Thank you for seizing the opportunity to be part of this historic movement on the Republic private investing platform, as we launch Ethos' no-compromise crypto platform, built for everyone.



Frequently asked questions about becoming a pioneer investor in the decentralized revolution:

How Does Equity Crowdfunding Work?
This revolutionary investment model allows you to invest in early-stage companies in exchange for equity or shares. It's an opportunity for you to

be a part of exciting ventures that align with your values and aspirations, while also having the potential to yield substantial returns as the company grows.

Why is Ethos Doing a Crowdfund?

At Ethos, we're deeply committed to our mission of democratizing access to decentralized financial opportunities. By opting for a crowdfund, we're inviting individuals like you to participate directly in our journey and help fuel our ambitious goals. Your investment isn't just about financial gain; it's about being a part of the movement that's reshaping the crypto landscape.

Why Republic?

It's a well-respected investment platform that empowers individuals to invest in promising ventures they believe in. Republic enables you to play an active role in shaping the future of innovative companies like Ethos.

How Do I Participate in the Crowdfund?

1. **Go to the Republic Platform**
2. **Create an account to begin your investment journey**
3. **Search for Ethos:** Explore our page for comprehensive information about Ethos and the investment details.
4. **Invest:** Once you're convinced about our potential and vision, simply invest the amount you're comfortable with through your Republic account.

Together, let's redefine finance, one decentralized step at a time!
https://www.ethos.io/republic-ethos/

Email 2
10/24/2023
Subject: Watch the Ethos Founders Video



Thank You for Your Interest in Our Crowdfund



It's time! Join us on a journey of financial empowerment and discover how to participate in the upcoming Republic crowdfund with Ethos, the no-compromise crypto platform built for everyone.

Get to know Ethos
Watch this exclusive 2-minute video as **our founders** share their excitement about the Ethos self-custody mission and our unique position in the market. Their valuable insights can help you see why investing in Ethos is an investment in the future of decentralized finance.



https://youtu.be/tXMxNSnCvDQ

Let's unlock the full potential of cryptocurrencies together!

Email 1
7/26/2023
Subject : 🚀 Ethos Launching on Republic 🚀



Announcing our crowdfunding event on Republic



This is your opportunity to join us by investing in pre-IPO shares of Ethos - all while earning some serious rewards!



In October, Ethos will be launching a public offering crowdfunding campaign on Republic - an equity based fundraising platform that allows you to invest directly into startup rounds for companies you believe in.

With over 10,000 downloads in the first two weeks, our mission at Ethos is to democratize access to global decentralized financial opportunities through a

user-friendly app with institutional grade security and a seamless self-custody experience.

Ethos is building the "Coinbase of Self-Custody."

https://www.ethos.io/republic-ethos/

What is Republic?

Republic is a crowdfunding platform that has helped over 2.5 million people invest over $2.5B into 2000 ventures across 150 countries.



At **Ethos**, community is everything. As we look to build and grow the Ethos ecosystem, we wanted to find a way for the community to share in our collective success.

Why invest in Ethos?

"Coinbase of Self-Custody"



The Ethos vision is to have a wide range of compelling self-custody driven services that are always under user control.

Our business model is to charge a small software licensing fee to use the platform, while offering the safest and easiest self-custody crypto solution on the market. We believe users will understand the benefit of self-custody and use Ethos as their go-to wallet and swap app.

Your keys. Your crypto. True self-custody.

Crypto was created to be decentralized.

Reckless centralized exchanges have hijacked control and eliminated transparency, costing customers billions in lost assets.



Now more than ever, crypto investors are looking to self-custody solutions to avoid the risks of centralized exchanges.
Ethos is the solution.

Exclusive rewards!

Republic investors can receive a wide range of rewards
including lifetime transaction discounts, access to exclusive
Discord channels, and even the opportunity to shape the
Ethos product roadmap.



Websites

URL: https://www.ethos.io/roadmap/



URL: https://www.ethos.io/republic/



Exhibit D - Testing the Waters Documentation
Social media posts referencing the upcoming crowdfund on the Republic platform.





Ethos.io @Ethos_io · Aug 18
#Ethos_io

At Ethos, we're deeply committed to our mission of democratizing access to decentralized financial opportunities.
Your investment isn't just about financial gain; it's about being a part of the movement that's reshaping the crypto landscape.

ethos.io/republic/ 👈

Ethos Crowdfund

Built for growth

SETHOS launch, rewards, gamification and affiliate programs

Invest at 🅡 **Republic**

💬 5   ↻ 8   ♥ 29   📊 2,146

Ethos.io @Ethos_io · 21h

Disclosure: We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Republic's platform. Any indication of interest involves no obligation or commitment of any kind.

💬   ↻   ♡   📊 347

